ENTERTAINMENT PROPERTIES TRUST

909 Walnut Street, Suite 200

Kansas City, Missouri 64106

May 17, 2011

VIA FACSIMILE AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

Attention: Adam F. Turk and Duc Dang

Facsimile: (703) 813-6984

Re:	Entertainment Properties Trust
Request for Acceleration of
Registration Statement on Form S-4
File No. 333-173531

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Entertainment Properties Trust, a Maryland real estate investment trust (the “Registrant”), hereby requests that the effective date of the above-captioned registration statement on Form S-4 (the “Registration Statement”) be accelerated so that it will be declared effective at 9:00 A.M., Eastern Time on May 20, 2011, or as soon thereafter as may be practicable.

The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. The Registrant also acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement and the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Sincerely,

Entertainment Properties Trust

By:	/s/ Gregory K. Silvers
Gregory K. Silvers
Executive Vice President, Chief Operating Officer, General Counsel and Secretary

cc:	Craig L. Evans, Stinson Morrison Hecker LLP
Jack A. Bowling, Stinson Morrison Hecker LLP